Exhibit 99.1

Sapiens Concludes its Largest To Date U.S. Client Summit

More than 440 attendees from 140 companies – including insurance and financial services customers, and prospects – met to discuss current and future industry developments

Holon, Israel– October 11, 2018 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its Sapiens-StoneRiver Summit in San Antonio, Texas on October 8-10. More than 440 attendees from 140 companies attended the event, including insurance and financial services customers, partners, and insurtech companies, as well as industry analysts and potential Sapiens’ clients.

A full agenda included strategic discussions, presentations and the opportunity for participants to learn about Sapiens’ future vision. Sessions focused on current and emerging insurance trends, while the event also provided networking opportunities with the Sapiens team, management, industry experts, insurers, and financial services companies.

“This was the largest summit to date that Sapiens has hosted and reflects our growing market footprint,” said Roni Al-Dor, Sapiens president and CEO. “Such a massive undertaking would not have been possible without the collaboration of our loyal customers, the event’s sponsors, partners and the tireless work of the Sapiens personnel to create an optimal experience. I would like to thank everyone who was involved for their support.”

Al-Dor continued: “Participating in the summit and hearing top industry players strategize for the future has reinforced my optimism. The industry is rapidly evolving, but short- and long-term opportunities are available to insurers that possess innovative technology and plan ahead. Sapiens has the products, solutions, the people and partners to help insurers succeed in a digitally transforming world.”

The summit agenda was comprised of a range of speakers to provide the audience with a variety of insights into Sapiens’ people and solutions, as well as industry hot topics, including:

•	The advantages of artificial intelligence and machine learning combined with decision management
•	A presentation on the “7 Deadly Sins of Policy Administration”
•	A session on the emergence of cloud and SaaS led by Keith Raymond of Novarica
•	A session on the emerging technologies explosion with Karen Furtado of SMA
•	Multiple customer case studies with leading life and annuities (L&A) and property and casualty (P&C) organizations
•	In-depth discussions focused on P&C, L&A, reinsurance, workers’ compensation, and financial and compliance

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com